Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029

September 23, 2010

Dear Shareholder:

We have previously sent to you proxy material for the annual meeting of shareholders of Sonic Solutions to be held on October 7, 2010.  Your Board of Directors unanimously recommends that shareholders vote FOR all proposals on the agenda.

Since approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote, your vote is important, no matter how many or how few shares you may own.  If you fail to vote, it will have the same effect as a vote against the approval of the merger.  Whether or not you have already done so, please vote today--by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Thank you for your cooperation.

Very truly yours,
David C. Habiger
Chief Executive Officer and President

REMEMBER:

You may vote your shares by telephone or Internet, as well as by mail.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.